02034135

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

SUPPL

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO BEGINS INSTALLATION OF SERVICE TRIAL VALVES ON RAILROAD TANK CARS IN CANADA AND THE US

November 16, 2001, Vancouver, BC — Further to the Company's news release dated September 5, 2001, Kelso Technologies is pleased to announce that it has begun installation of its JS75 SRV Pressure Relief Valve on railroad tank cars. The first four installations have been made on railroad tank cars situated this week in Canada. A total of 30 valves will be installed on 30 tank cars in North America for the Association of American Railroads (AAR) Service Trial. The balance of the 30 installations is expected to take place between now and the end of January, 2002.

The installation process, while relatively quick and straightforward to complete, can only be undertaken when the tank cars arrive at the tank car lessee's base stations in Canada and the United States. As such, Kelso is dependent upon the tank car lessee's schedule and the locations of the tank cars for loading goods.

In addition to an installation of half of the Service Trial valves in Canada, the balance of 15 JS75 SRV Pressure Relief Valves for the Service Trial are due to be installed on railroad tank cars in the United States, during this installation phase.

The installation process marks the start of the Service Trial required by the AAR and with the AAR's approval; it is the final step for the commercialization of the valve. A further announcement will be made upon completion of the installation process.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

CDNX:KLS

FOR IMMEDIATE RELEASE

KELSO BEGINS INSTALLATION OF SERVICE TRIAL VALVES ON RAILROAD TANK CARS IN CANADA AND THE US

November 16, 2001, Vancouver, BC — Further to the Company's news release dated September 5, 2001, Kelso Technologies is pleased to announce that it has begun installation of its JS75 SRV Pressure Relief Valve on railroad tank cars. The first four installations have been made on railroad tank cars situated this week in Canada. A total of 30 valves will be installed on 30 tank cars in North America for the Association of American Railroads (AAR) Service Trial. The balance of the 30 installations is expected to take place between now and the end of January, 2002.

The installation process, while relatively quick and straightforward to complete, can only be undertaken when the tank cars arrive at the tank car lessee's base stations in Canada and the United States. As such, Kelso is dependent upon the tank car lessee's schedule and the locations of the tank cars for loading goods.

In addition to an installation of half of the Service Trial valves in Canada, the balance of 15 JS75 SRV Pressure Relief Valves for the Service Trial are due to be installed on railroad tank cars in the United States, during this installation phase.

The installation process marks the start of the Service Trial required by the AAR and with the AAR's approval; it is the final step for the commercialization of the valve. A further announcement will be made upon completion of the installation process.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com